Exhibit 99.22

Management’s Discussion and Analysis

For the quarter ended March 31, 2024

For purposes of this discussion, “Intermap®” or the “Company” refers to Intermap Technologies® Corporation and its subsidiaries.

This management’s discussion and analysis (MD&A) is provided as of May 14, 2024 and should be read together with the Company’s unaudited Condensed Consolidated Interim Financial Statements and the accompanying notes for the three months ended March 31, 2024 and the audited Consolidated Financial Statements as at December 31, 2023 and 2022, together with the accompanying notes. The results reported herein have been prepared in accordance with IFRS Accounting Standards and, unless otherwise noted, are expressed in United States dollars.

The Condensed Consolidated Interim Financial Statements have been prepared on a going concern basis in accordance with IFRS Accounting Standards. The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Condensed Consolidated Interim Financial Statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary to the carrying amounts of assets and liabilities, the reported expenses and the classifications used in the statements of financial position.

Additional information relating to the Company, including the Company’s AIF, can be found on the Company’s website at www.intermap.com and on SEDAR at www.sedar.com.

NON-GAAP MEASURES

This MD&A makes reference to certain non-GAAP measures such “EBITDA” and “Adjusted EBITDA”. These non-GAAP measures are not recognized, defined or standardized measures under IFRS. The Company’s definition of EBITDA and Adjusted EBITDA will likely differ from that used by other companies and therefore comparability may be limited. EBITDA and Adjusted EBITDA should not be considered a substitute for or in isolation from measures prepared in accordance with GAAP. These non-GAAP measures should be read in conjunction with the Company’s audited Consolidated Financial Statements and the accompanying notes for the years ended December 31, 2023 and 2022. Readers should not place undue reliance on non-GAAP measures and should instead view them in conjunction with the most comparable GAAP financial measures. See the reconciliation of EBITDA and Adjusted EBITDA to the most comparable GAAP financial measure in the Reconciliation of Non-GAAP Measures section of this MD&A.

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FORWARD-LOOKING STATEMENTS

In the interest of providing the shareholders and potential investors of Intermap Technologies® Corporation (“Intermap” or the “Company”) with information about the Company and its subsidiaries, including management’s assessment of Intermap’s and its subsidiaries’ future plans, operations and financing alternatives, certain statements and information provided in this MD&A constitute forward-looking statements or information (collectively, “forward-looking statements”). Forward-looking statements are typically identified by words such as “may”, “will”, “should”, “could”, “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, and similar expressions suggesting future outcomes, and includes statements that actions, events, or conditions “may,” “would,” “could,” or “will” be taken or occur in the future. These forward-looking statements may be based on assumptions that the Company believes to be reasonable based on the information available on the date such statements are made, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties, and other factors which may cause actual results, levels of activity, and achievements to differ materially from those expressed or implied by such statements. The forward-looking information contained in this MD&A is based on certain assumptions and analysis by management of the Company in light of its experience and perception of historical trends, current conditions and expected future development and other factors that it believes are appropriate.

Forward-looking information and statements in this MD&A include, but are not limited to the following:

●	increases in recurring revenue generated from multi-license contracts in Europe and software subscription renewal value increase;
●	all trade receivable balances are highly likely to be paid in full by the customer;
●	the factors noted under “Liquidity and Capital Resources” in the aggregate indicate there are material uncertainties which may cast significant doubt about the Company’s ability to continue as a going concern;
●	failure to achieve certain requirements could have a material adverse effect on the Company’s financial condition and/or results of operations.

The material factors and assumptions used to develop the forward-looking statements herein include, but are not limited to, the following: (i) there will be adequate liquidity available to the Company to carry out its operations; (ii) payments on material contracts will occur within a reasonable period of time after contract completion; (iii) the continued sales success of Intermap’s products and services; (iv) the continued success of business development activities; (v) there will be no significant delays in the development and commercialization of the Company’s products; (vi) the Company will continue to maintain sufficient and effective production and software development capabilities to compete on the attributes and cost of its products; (vii) there will be no significant reduction in the availability of qualified and cost- effective human resources; (viii) the continued existence and productivity of subsidiary operations; (ix) demand for geospatial related products and services will continue to grow in the foreseeable future; (x) there will be no significant barriers to the integration of the Company’s products and services into customers’ applications; (xi) the Company will be able to maintain compliance with applicable contractual and regulatory obligations and requirements, (xii) superior technologies/products do not develop that would render the Company’s current product offerings obsolete, and (xiii) impact of a potential future pandemic on the Company’s future operations and performance.

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Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, continued listing of its common shares on the Toronto Stock Exchange or equivalent exchange, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, including but not limited to those risks and uncertainties discussed under the heading “Risk Factors” in the annual MD&A and the Company’s other filings with securities regulators.

The impact of any one risk, uncertainty, or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent, and the Company’s future course of action depends on Management’s assessment of all information available at the relevant time. Except to the extent required by law, the Company assumes no obligation to publicly update or revise any forward-looking statements made in this MD&A, whether as a result of new information, future events, or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

BUSINESS OVERVIEW

Intermap is a global geospatial intelligence company, creating a wide variety of geospatial solutions and analytics for its customers. Intermap is a premier worldwide provider of geospatial data solutions.

Intermap currently generates revenue from three primary business activities, composed of (i) data acquisition and collection, using proprietary radar sensor technologies; (ii) value- added data products and services, which leverage the Company’s proprietary NEXTMap® database, together with proprietary software and fusion technologies; and (iii) commercial applications and solutions, including a webstore and software sales targeting selected industry verticals that rely on accurate high resolution elevation data.

These geospatial solutions are used in a wide range of applications including, but not limited to, location-based information, risk assessment, geographic information systems (GIS), engineering, utilities, global positioning systems (GPS) maps, oil and gas, renewable energy, hydrology, environmental planning, land management, wireless communications, transportation, advertising, and 3D visualization.

Intermap has the ability to create its own digital 3D geospatial data using its proprietary multi-frequency radar mounted in Learjet aircraft. Intermap’s radar-based technology allows it to collect data at any time of the day, including under conditions such as cloud and tree cover, or darkness, which are conditions that limit most competitive technologies. The Company’s proprietary radar also enables data to be collected over larger areas, at higher collection speeds, and at accuracy levels that are difficult to achieve with competitive technologies.

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In addition to data collection, the Company is a world leader in data fusion, analytics, and orthorectification, and has decades of experience aggregating data derived from a number of different sensor technologies and data sources. The Company processes raw digital elevation and image data from its own and other sources to create three high resolution geospatial datasets that provide a ground-true foundation layer upon which accurate value-added products and services can be developed. The three high resolution data sets include digital surface models (DSM), digital terrain models (DTM), and orthorectified radar images (ORI). These datasets are further augmented with additional elevation and resolution data layers and served to customers by web service to create other value-added products, such as viewsheds, line of sight maps, and orthorectified mosaic tiles.

Unlike many geospatial companies, because of its unique acquisition and processing capability, Intermap retains exclusive ownership of its high resolution NEXTMap® database, which covers the entire globe. Intermap’s NEXTMap database, together with third party data and our in-house analytics team, provide a variety of applications and geospatial solutions for its customers. The NEXTMap database contains a fusion of proprietary multi-frequency radar imagery and data, including unique Interferometric Synthetic Aperture Radar (IFSAR)- derived data, proprietary data models, and purchased third-party data, collected from multiple commodity sensor technologies, such as light detection and ranging (LiDAR), photogrammetry, satellite, and other available sources. The NEXTMap database also includes proprietary information developed by our analytical teams such as 3D city models, census data, real-time traffic, 3D road vectors, outdoor advertising assets, weather related hazards, points of interest, cellular towers, flood models and wildfire models.

The Company generates revenue by licensing its geospatial products using its proprietary data, analytics, and applications for specific industries.

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FINANCIAL INFORMATION AND DISCUSSION OF OPERATIONS

The following table sets forth selected financial information for the periods indicated.

Selected Annual Information

U.S. $ millions, except per share data	March 31, 2024	March 31, 2023
Revenue:
Acquisition services	$0.5	$-
Value-added data	0.3	0.7
Software and solutions	0.9	1.3
Total revenue	$1.7	$2.0
Operating loss	$(0.8)	$(0.8)
Net loss	$(0.8)	$(0.8)
EPS basic and diluted	$(0.02)	$(0.02)
Adjusted EBITDA(1)	$2.2	$0.5
Assets:
Cash and amounts receivable	$2.6	$2.4
Total assets	$6.2	$6.4
Liabilities:
Long-term liabilities (including lease obligations)	$0.6	$0.8
Total liabilities	$10.3	$8.6

(1)Adjusted EBITDA is a non-GAAP measure. See “Reconciliation of Non-GAAP Measures” below.

Revenue

Consolidated revenue for the quarter ended March 31, 2024 was $1.7 million, compared to $2.0 million for 2023. Deferred revenue increased by $2.66 million, driven primarily by the receipt of initial payments from the Indonesian government. Adjusted for upfront payments, which were invested to upgrade Intermap’s sensor, processing and airborne platforms, revenue and incremental deferred revenue of $2.66 million totaled $4.3 million for the first quarter of 2024, compared to $2.8 million for the same period in 2023. Approximately 77% of consolidated revenue was generated outside the United States, compared to 59% for 2023.

Acquisition Services

Acquisition services revenue for the quarter ended March 31, 2024 totaled $0.5 million, compared to Nil for 2023. The increase is due to the Company starting to perform pre- deployment activities for its material acquisition services contract in Indonesia. The Company expects to recognize approximately 60% of its Indonesian revenue while its airborne platform is deployed to collect data, during the second and third quarters of 2024. Last year, Intermap experienced a delay in the award of key government contracts, reducing its acquisition services.

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Value-added Data

Value-added data revenue decreased to $0.3 million for the quarter ended March 31, 2024 as compared to $0.7 million for 2023. The change relates to timing differences in the delivery of repeating data products.

Software and Solutions

Software and solutions revenue decreased to $0.9 million from $1.3 million for the first quarter of 2024 and 2023, respectively. The decrease is due to the timing of software integration services delivered in 2023. For the first quarter of 2024, recurring revenue makes up 72% of commercial revenue and the software and solutions recurring revenue represented 56% of total revenue. In the U.S., InsitePro® software subscription revenue represented 68% of total software and solutions revenue. The Company projects its insurance business to continue growing at a CAGR of more than 20% over the next few years.

Classification of Operating Costs

The composition of the operating costs on the Consolidated Statements of Loss and Other Comprehensive Loss is as follows:

	For the three months ended March 31,
U.S. $ millions	2024	2023

Personnel	$1.4	$1.7
Purchased services & materials	0.6	0.6
Facilities and other expenses	0.2	0.1
Travel	-	-
	$2.2	$2.4

Personnel

Personnel expense includes direct labor, employee compensation, employee benefits, and commissions. Personnel expense for the quarters ended March 31, 2024 and 2023 totaled $1.4 million and $1.7 million, respectively. The decrease was due to headcount reduction between the periods.

Non-cash compensation expense is included in operating costs and relates to the Company’s omnibus incentive plan and shares granted to employees and non-employees. Non-cash share-based compensation for the years ended December 31, 2024 and 2023, increased to $126 thousand from $94 thousand, respectively. The increase is due to the timing of award issuances.

Purchased Services and Materials

Purchased services and materials (PS&M) includes (i) aircraft and radar related costs, including jet fuel; (ii) insurance, professional and consulting costs; (iii) third-party support services related to the collection, processing and editing of the Company’s airborne radar data collection activities; (iv) third-party data collection activities (i.e., LiDAR, satellite imagery, air photo, etc.); and (v) third-party software expenses (including maintenance and support).

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For the quarters ended March 31, 2024, and 2023, PS&M expense remained consistent at $0.6 million for each period.

Facilities and Other Expenses

For the quarters ended March 31, 2024 and 2023, facilities and other expenses increased slightly to $0.2 million from $0.1 million.

Travel

For the quarters ended March 31, 2024 and 2023, travel expense remained unchanged at $Nil million each quarter.

Net Loss

Net loss remained consistent at $0.8 million for the quarters ended March 31, 2024 and 2023.

Reconciliation of Non- GAAP Measures

To supplement the audited Consolidated Financial Statements, which are prepared and presented in accordance with GAAP, the Company provides the following non-GAAP financial measures: EBITDA and Adjusted EBITDA, as EBITDA and Adjusted EBITDA are included as a supplemental disclosure because Management believes that such measurement provides a better assessment of the Company’s operations on a continuing basis by eliminating certain non-cash charges or gains that are nonrecurring.

The term Earnings before interest, taxes, depreciation and amortization (EBITDA) consists of net loss and excludes interest (financing costs), taxes, and depreciation. Adjusted EBITDA also excludes working capital investment, share-based compensation, fair value adjustments and foreign currency translation.

The most directly comparable measure to EBITDA and Adjusted EBITDA calculated in accordance with IFRS is net loss. The following is a reconciliation of the Company’s net loss to Adjusted EBITDA.

	Three months ended March 31,
U.S. $ millions	2024	2023

Net loss	$(0.8)	$(0.8)
Amortization of intangible assets	0.1	0.1
Depreciation of property and equipment	0.1	0.1
Depreciation of right of use assets	-	0.1
EBITDA	$(0.6)	$(0.5)
Working capital investment Increase in unearned revenue	2.7	0.9
Share-based compensation	0.1	0.1
Adjusted EBITDA	$2.2	$0.5

Adjusted EBITDA for the quarter ended March 31, 2024 was positive $2.2 million, compared to positive $0.5 million for the same period in 2023. The improvement of Adjusted EBITDA is primarily due to the timing of collections impacting the unearned revenue balance.

Amortization of Intangible Assets

Amortization expense for intangible assets for the quarters ended March 31, 2024 and 2023 were consistent at $0.1 million for each period.

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Depreciation of Property and Equipment

Depreciation expense for property and equipment for the quarters ended March 31, 2024 and 2023 were consistent at $0.1 million for each period.

Depreciation of Right of Use Assets

Depreciation expense for right of use assets for the quarters ended March 31, 2024 and 2023 was $Nil and $0.1 million, respectively.

Amounts Receivable and Unbilled Revenue

Work is performed on contracts that provide invoicing upon the completion of identified contract milestones. Revenue on certain of these acquisition services contracts is recognized using the percentage-of-completion method of accounting based on the ratio of costs incurred to date over the estimated total costs to complete the contract. While an effort is made to align payments on contracts with work performed, the completion of milestones does not always coincide with the costs incurred on a contract, resulting in revenue being recognized in excess of billings. These amounts are recorded in the consolidated statements of financial position as unbilled revenue.

Amounts receivable and unbilled revenue increased to $0.5 million at March 31, 2024 from $0.3 million at December 31, 2023. The Company reviews the amounts receivable aging monthly and monitors the payment status of each invoice to determine the collectability. At the statement of financial position date, $Nil has been reserved as uncollectible as all trade receivable balances greater than 90 days are highly likely to be paid in full by the customer.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities generally include trade payables, project-related accruals and personnel-related costs. Accounts payable and accrued liabilities decreased to $4.1 million at March 31, 2024 from $4.4 million from December 31, 2023.

U.S. $ millions	March 31, 2024	December 31, 2023
Accounts payable	$2.3	$2.4
Accrued liablities	1.8	2.0
	$4.1	$4.4

Government Loans

The government loans balance remained consistent at $0.4 million at March 31, 2024 and December 31, 2023. The loans were available to help off-set the impacts of the COVID-19 pandemic and will be repaid.

Unearned Revenue

The unearned revenue balance at March 31, 2024 increased to $5.2 million from $2.6 million at December 31, 2023. This balance consists of payments received from customers for contracts that are in progress and have not yet fulfilled the necessary revenue recognition criteria. The increase in unearned revenue reflects the volatility and timing of payments of higher quality revenue as a growing proportion of accounts transition to multi-year contracts, where the Company has been successful negotiating higher pricing and extended duration. At March 31, 2024, 50% of the total balance is related to software and solutions license revenue (91% at December 31, 2023), in which the license fee is paid upfront for the term of the license. The balance relates to the collection of milestone billings on acquisition services contracts and data licenses.

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QUARTERLY FINANCIAL INFORMATION

Selected Quarterly Information

The following table sets forth selected quarterly financial information for Intermap’s eight most recent fiscal quarters. This information is unaudited, but reflects all adjustments of a normal, recurring nature that are, in the opinion of management, necessary to present a fair statement of Intermap’s consolidated results of operations for the periods presented.

Quarter-to-quarter comparisons of Intermap’s financial results are not necessarily meaningful and should not be relied on as an indication of future performance.

For the last eight quarters, the Company has been severely undercapitalized and was therefore required to self-finance the advancement of high-growth opportunities in the government vertical. As a result, revenue has been delayed.

U.S. $ millions, except per share data	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024
Total revenue	$2.4	$1.2	$1.2	$2.0	$1.5	$1.5	$1.2	$1.7
Depreciation	$0.3	$0.3	$0.1	$0.1	$0.1	$0.2	$0.1	$0.1
Financing costs	$-	$-	$0.1	$-	$-	$-	$0.1	$-
Operating loss	$(0.7)	$(1.9)	$(1.4)	$(0.8)	$(1.0)	$(0.8)	$(0.7)	$(0.8)
Net loss	$(0.6)	$(1.8)	$(1.6)	$(0.8)	$(1.1)	$(0.8)	$(1.0)	$(0.8)
Net loss per share
- basic and diluted	$(0.02)	$(0.06)	$(0.04)	$(0.02)	$(0.03)	$(0.02)	$(0.03)	$(0.02)
Adjusted EBITDA(1)	$(0.1)	$(1.6)	$-	$0.5	$(0.9)	$(0.9)	$(0.9)	$2.2

(1)Adjusted EBITDA is a non-GAAP measure. See “Reconciliation of Non-GAAP Measures” above.

LIQUIDITY AND CAPITAL RESOURCES

Management continually assesses liquidity in terms of the ability to generate sufficient cash flow to fund the business. Net cash flow is affected by the following items: (i) operating activities, including the level of trade receivables, unbilled receivables, accounts payable, accrued liabilities and unearned revenue; (ii) investing activities, including the purchase of property and equipment; and (iii) financing activities, including debt financing and the issuance of capital stock.

Operating Activities

During the quarter ended March 31, 2024, the Company generated an operating loss of $0.8 but incurred positive Adjusted EBITDA1 of $2.2 million. Revenue for the quarter ended March 31, 2024 was $1.7 million, which is a $0.3 million decrease as compared to the same period in 2023. At March 31, 2024, the Company has a shareholders’ deficit of $4.1 million.

1 Adjusted EBITDA is a non-GAAP measure. See “Reconciliation of Non-GAAP Measures above”

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Cash provided by operations during the quarter ended March 31, 2024 totaled $1.7 million, compared to cash used by operations of $0.3 million during the same period in 2023 which was mainly due to cash received on an acquisition services contract.

At March 31, 2024, $5.2 million of the current assets over current liabilities deficiency relates to unearned revenue, which is the accounting treatment for contracts in which the revenue recognition criteria have not been met at the time of payment. The Company has an obligation to deliver the required services (software) over the term of the license, and there is no incremental cash cost or payment. During the first quarter of 2024, the Company began executing on a new acquisition services contract award exceeding $15 million to be recognized over the next 12 to 15 months, along with significant commercial pipeline, and as such, management expects to meet the obligations as they come due through operations.

Investing Activities

Net cash used in investing activities totaled $0.3 million and $0.1 million for the quarters ended March 31, 2024 and 2023, respectively. For both periods, the balance related to the purchase of computer related equipment and the capitalization of labor and materials to build the data archive, processing capabilities, and software assets in advance of anticipated contract awards.

Financing Activities

Net cash provided by financing activities totaled Nil for the quarter ended March 31, 2024, as compared to net cash used in financing activities of $0.1 million during the same period in 2023. The net cash provided during the quarter ended March 31, 2024 resulted from proceeds from a private placement and exercise of warrants of $0.2 million, offset by private placement issuance costs, payments of lease obligations, and repayment of loans $0.2 million. The net cash used during the quarter ended March 31, 2023 resulted from repayment of bank and government loans and the payment of lease obligations totaling $0.1 million.

The Company is dependent upon its cash flow from operations to fund its business as it currently has no line of credit or credit facility in place.

The Company’s ability to continue as a going concern is dependent on management’s ability to successfully secure sales with upfront payments, execute on the new foreign government contract award, and / or draw $1.9 million of incremental working capital to fund airborne and field operations and data processing. Liquidity will be provided through a combination of funds from operations, contract billing milestone acceleration, partner advances or equity issuance, as needed. Failure to achieve these requirements could have a materially adverse effect on the Company’s financial condition and / or results of operations. The Board of Directors and management continue to take actions to address these issues including exploring options for additional capital and working with partners to accelerate milestone payments.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Intermap’s significant accounting policies are set out in Note 3 of the Condensed Consolidated Interim Financial Statements. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34 as issued by the International Accounting Standards Board . Certain of these accounting policies, as well as estimates made by management in applying such policies, are recognized as critical because they require management to make subjective or complex judgements about matters that are inherently uncertain. As detailed in Intermap’s Annual MD&A, these critical accounting estimates relate to: depreciation and amortization rates, accounts receivables, share-based compensation, government loans, revenue and impairment. For additional details, see Note 2 of the Condensed Consolidated Interim Financial Statements.

Revenue Recognition

Revenue is recognized when a customer obtains control of the good or services. Determining the timing of the transfer of control, at a point in time or overtime, requires judgement.

Acquisition Service Contracts

Revenue from acquisition service contracts is recognized over time based on the ratio of costs incurred to estimated total contract costs. The use of this method of measuring progress towards complete satisfaction of the performance obligations requires estimates to determine the cost to complete each contract. These estimates are reviewed monthly and adjusted as necessary. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Invoices are issued according to contractual terms and are usually payable within 30 days. Revenue recognized in advance of billings are presented as unbilled revenue.

Data Licenses

Revenue from the sale of data licenses in the ordinary course of business is measured at the fair value of the consideration received or receivable. Customers obtain control of data products upon receipt of a physical hard drive or download of the data from a web link provided. Invoices are generated, and revenue is recognized at that point in time. Invoices are generally paid within 30 days.

Software Subscriptions

Software subscriptions are paid at the beginning of the license term. Revenue is recognized overtime, and payments for future months of service are recognized in unearned revenue. While the license agreements are for a fixed term, some agreements also contain a limited number of clicks or uses. If the limit is reached prior to the end of the term, the license ends early.

OFF-BALANCE SHEET ARRANGEMENTS

As at May 14, 2024 and March 31, 2024, the Company did not have any material off-balance sheet arrangements.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of Class A common shares without par value and an unlimited number of Class A participating preferred shares without par value. At the close of business on May 14, 2024, 41,977,490 Class A common shares were issued and outstanding. There are currently no Class A participating preferred shares issued and outstanding.

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As of May 14, 2024, potential dilutive securities include (i) 719,443 outstanding share options with a weighted average exercise price of C$0.72, (ii) 3,679,623 restricted share units, and (iii) 7,397,245 warrants outstanding with a weighted average exercise price of US$0.53. Each option and warrant entitles the holder to purchase one Class A common share. The following warrants expire on the dates listed below:

●	3,148,900 warrants expire on November 15, 2024;

●	115,000 warrants expire on December 6, 2024;

●	858,600 warrants expire on August 9, 2025;

●	602,500 warrants expire on August 15, 2025;

●	84,545 warrants expire on September 4, 2025;

●	736,700 warrants expire on October 19, 2025;

●	1,731,000 warrants expire on December 20, 2025; and

●	120,000 warrants expire on January 3, 2026.

Other than as listed above, the Company does not currently have any material financial instruments which can be converted into additional common shares.

INTERNAL CONTROLS AND DISCLOSURE CONTROLS AND PROCEDURES

Internal Control Over Financial Reporting

The Company’s Chairman and Chief Executive Officer and the Company’s Chief Financial Officer have designed, or have caused to be designed under their supervision, internal control over financial reporting as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Changes in Internal Control Over Financial Reporting

There have been no significant changes in the design of internal control over financial reporting that occurred during the period beginning January 1, 2024 and ending on March 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

The Company’s Chairman and Chief Executive Officer and the Company’s Chief Financial Officer have designed, or have caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company has been made known to them and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed by it or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by applicable securities legislation

RISKS AND UNCERTAINTIES

The risks and uncertainties relating to the business and affairs of the Company are described in the Company’s 2023 Annual Report and the Annual Information Form.

Additional Information

Additional risk factors may be detailed in the Company’s Annual Information Form, which can be found on the Company’s Web site at www.intermap.com and on SEDAR at www.sedar.com.

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